Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	601 Lexington Avenue New York, New York 10022 (212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

May 1, 2014

Via EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	H.J. Heinz Company
Hawk Acquisition Intermediate Corporation II
Amendment No. 1 to Registration Statement on Form S-4
Filed April 15, 2014
File No. 333-194441

Dear Mr. Schwall:

On behalf of H.J. Heinz Company, a Pennsylvania corporation and Hawk Acquisition Intermediate Corporation II, a Delaware corporation (collectively, the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 30, 2014, to Bernardo Hees, President and Chief Executive Officer of the Company, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and clarifies and conforms certain other information.

Beijing Chicago Hong Kong London Los Angeles Munich Palo Alto San Francisco Shanghai Washington, D.C.

May 1, 2014

Legality Opinions

1.	Staff’s Comment: We note your response to prior comment 5 from our letter to you dated April 4, 2014. As we previously indicated, you need to provide an opinion or opinions which cover all relevant jurisdictions. The opinions also must address whether the debt securities are binding obligations in each case. See Section II.B.1.e of Staff Legal Bulletin No. 19, including footnote 21 thereto. However, in the opinion filed as Exhibit 5(i), counsel indicates that it is limited to New York, Delaware, and California law. Insofar as counsel issuing the opinion filed as Exhibit 5(iii) does not opine on whether the applicable guarantees are binding obligations, there appears to be a gap with regard to Idaho law. Please obtain and file appropriate opinions to cover all jurisdictions and the necessary elements, including the binding obligation component.

Response: The Company respectfully acknowledges the Staff’s comment and has filed revised legal opinions as Exhibit 5(iii) to Amendment No. 2.

Exhibit 5(ii)

2.	Staff’s Comment: Please obtain and file a revised opinion which precisely identifies the items covered. For example, we note that the defined term “Guarantees” in the first paragraph of the opinion is not repeated in part of clause (iii) of the fifth paragraph, which states that “the Exchange notes and guarantee have been duly executed and authenticated in accordance with the provisions of the Indenture.”

Response: The Company respectfully acknowledges the Staff’s comment and has filed a revised opinion as Exhibit 5(ii) to Amendment No. 2.

Exhibit 5(iii)

3.	Staff’s Comment: Please have counsel revise its opinion to:

•	Reflect that H.J. Heinz Company is incorporated in the State of Pennsylvania;

•	Provide a definition for the defined term “Transaction Documents;” and

•	Delete any limitation on reliance. In that regard, we note that the opinion filed by Idaho counsel includes the following statement: “This opinion is furnished to you in connection with the filing of the Registration Statement and may not be relied upon by any other person or entity, other than your successors and permitted assigns . . . .” See Section II.B.3.d of Staff Legal Bulletin No. 19 (“The staff does not accept any limitation on reliance. Purchasers of the securities in the offering are entitled to rely on the opinion.”)

May 1, 2014

Response: We respectfully acknowledge the Staff’s comment and have filed a revised opinion as Exhibit 5(iii) to Amendment No. 2.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua Korff

Joshua Korff, P.C.

cc:	Mr. Bernardo Hees